JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

March  15, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:         DNA Precious Metals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed  February 28, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated March 9, 2012.

1.           With respect to comment No.1, we have deleted the reference to reserve quantities.

2.           With respect to comment No. 2, we do not believe that the reference to the metallurgical test results as to the mica content is relevant.  The quality of mica deposits vary. Since we have not confirmed the quality of our mica deposits and extraction costs, we have revised our disclosure accordingly.  While there are no proven reserves of gold or silver, management does not believe that the the possibility of  commercial development of mica is appropriate at this time.

3.           With respect to comment No. 3, we have corrected the dilution schedule to show that the net tangible increase in book value to current shareholders will be $0.21 and not $0.03 per share.

4.           With respect to comment No 4, we have corrected the disclosure to read  “our existing stockholders will own approximately 86% of the total number of shares then outstanding, for which they have made cash contributions of $730,000 or $0.01 per share.

5.           With respect to comment No. 5, we have revised footnote 2 to the executive compensation table to clarify that the stock awards reflect an aggregate grant date fair value that is computed pursuant to ASC 718.

6.           With respect to comment  6, please note that  the June 13, 2011 share issuances, relate to agreements that were entered into prior to June 13, 2011.  While the employment agreements were entered into on  June 1, 2011,  Messrs Chandik, Bercovitch and Girard have been associated with the Company since 2010.  The Board of Directors agreed to issue the shares of common stock to the executives based on services  provided to the Company since 2010.  These executives never  had received any compensation for services rendered prior to June of 2011.

In November 2010 the Company established a value of $0.003 per share and secured  $60,000.  These funds were primarily used  for professional fees related to performing initial audits  as well as legal fees associated with the preparation and filing of the Company’s Registration Statement filed on Form S-1 in December 2010.

From November  2010 through June 8,  2011, it is management’s opinion that there were no  events   that would warrant any increase in the valuation of the Company’s common stock from its prior value of  $0.003 per share.

On June 9, 2011 the Company acquired the ten  mining claims at the  Montauban Mining Project for the issuance of 5 million shares of the Company’s common stock that we valued at $0.003 per share.  Until these mining  claims were acquired  there was no material change in the Company’s operations that would justify a valuation other than $0.003 per share.

Following the acquisition of the Montauban mining claims (the “Property”) in late June 2011, the Company commenced a private offering of its common stock at a price of $.20 per share.  Proceeds from the offering were primarily allocated to determine whether further exploration and/or development activities were warranted at the Property.  In furtherance thereof,  the Company hired  engineers, conducted exploratory drilling operations, investigated permitting requirements, and undertook such other due diligence as deemed necessary by management.

The Board of Directors made a business decision to raise  funds at $0.20 per share.  The Board did not use any quantifiable standards to determine the offering price.  The offering price of  $0.20 per share was  not indicative of the value of the Company.  Rather,  management believed that the offering price  was  reasonable given the risks and rewards.

The Company raised approximately $670,000 from the offering of its securities at $0.20 per share.    We believe that the private placement offering price established a basis of $0.20 per share  for all non-cash equity issuances on a moving forward basis.

Management believes that each transaction in June 2011 stands on its own merits and that it is not appropriate to compare  pricings of the two offerings.  Until the Company acquired the Property,  there was little tangible value in the Company and all shares were issued at $0.003 per share.    At the time of the $0.20  per share private placement,  the Company had acquired the Property.  The fact that the Company had recently issued shares at a significantly lower price does not  restrict the Company’s  ability  to offer the stock at $0.20 per share.

7.           With respect to comment 7, we  refer you again to our analysis in comment 6. We would however  like to elaborate on  the concept of whether or not management received their shares at the appropriate compensatory value of $0.003 per share rather than $0.20 per share.  The shares were issued as a bonus in recognition of the services provided by each officer.   At the time  management was issued shares of common stock, the Company had little or no value.   They did not receive “cheap stock”.   The common stock that management received was accurately and appropriately valued and  the compensation expense was appropriately recorded in the financial statements.

The fact that there was a private placement at a significantly higher valuation  shortly after the stock issuance to management does not change the fact that the shares were issued only after each officer executed an  employment  agreement.  The shares were issued  in recognition for services rendered dating back to 2010.   We believe that the stock issuance was properly valued and expensed.

8.           With respect to comment 8, we believe that the financial statements, specifically note 3, properly and accurately sets forth the required disclosure with respect to the issuance of our equity securities.  We believe that until a trading market develops for the common stock,  prospective investors will ultimately be the ones to determine whether the offering price is appropriate and represents the fair market value of the common stock.

The offering price of $0.25 per share  was based in part on investor’s interest in the Company when the shares were offered at $.20 per share.  Investors in this offering will be issued registered shares.   In addition, the Company has undertaken further work on the Property, improved the infrastructure and began acquiring equipment to construct the mill.  We believe that this work justifies an offering price of $0.25 per share.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours, /s/ Jeffrey G. Klein Jeffrey G. Klein Counsel For DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

March 15, 2012

Securities and Exchange Commission
Washington, D.C.

Re:         DNA Precious Metals, Inc.
Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated March 9, 2012.

The undersigned, on behalf of DNA Precious Metals, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president